SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20509

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act

October 3, 2007

Date of Report

(Date of Earliest Event Reported)

WIZZARD SOFTWARE CORPORATION

(Exact Name of Registrant as Specified in its Charter)

COLORADO                  000-33381                   87-0609860

(State or other juris-         (Commission File No.)       (IRS Employee

              diction of incorporation)                                                     I.D. No.)

5001 Baum Boulevard

Pittsburgh, Pennsylvania 15213

(Address of Principal Executive Offices)

(412) 621-0902

Registrant's Telephone Number

N/A

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

     [ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

     [ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

     [ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

     [ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 5.02.  Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On October 3, 2007, Armen Geronian and Gordon Berry resigned from the Board of Directors of Wizzard Software Corporation, a Colorado corporation (the "Company"), effective immediately.  Messrs. Geronian and Berry resigned for the sole purpose of facilitating the creation of a Board of Directors consisting of a majority of independent directors, allowing the Company to become compliant with the mandates of the American Stock Exchange in its efforts to secure a listing.  Neither resigned because of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

Also on October 3, 2007, the Company’s remaining directors unanimously resolved to appoint Douglas Polinsky, Denis Yevstifeyev and Greg Smith to serve on the Company’s Board of Directors until the next annual meeting of stockholders or their prior resignations or terminations.  Messrs. Polinsky, Yevstifeyev and Smith accepted their appointments on the same date and each is deemed to be an independent director.

Douglas Polinsky, age 48, serves as the President of Great North Capital Corp., a Minnesota-based financial services company he founded in 1995.  Great North advises corporate clients on capital format and other transaction-related financial matters.  Mr. Polinsky earned a Bachelor of Science degree in Hotel Administration at the University of Nevada at Las Vegas.

Denis Yevstifeyev, age 25, is a CPA who currently serves as a Sr. Financial Reporting Analyst for American Eagle Outfitters, Inc, in Pittsburgh.  His duties include: preparing and analyzing various internal and external financial reports; researching new accounting pronouncements and evaluating an impact on the financial statements; and preparing the Company’s SEC filings.  Prior to this position, he acted for two years as an Internal Auditor for Schneider Downs, Inc., where he performed audit procedures for various profit and non-for-profit companies in a variety of industries.  He also assisted the Company with Sarbanes-Oxley compliance engagements.  From 2002 to 2003, Yevstifeyev served as the Settlement Department Manager for SDM BANK in Moscow, where he dealt with domestic and international corresponding banks, among other responsibilities.  Yevstifeyev graduated with a Bachelor of Science degree in Business from Washington and Jefferson University.  He also graduated with honors from the Moscow Bank College of the Central Bank of Russia in Moscow with a degree in Finance.

Greg Smith, age 38, is an award-winning producer and entrepreneur with over 10 years of experience in Non-Fiction Television.  In 2000, Smith established The Solution

Film Group, LLC and acts as the Company’s President.  Smith provides professional production and editorial support for various forms of non-fiction television entertainment, including the direction of media projects from development through production and post-production.  His clients include Discovery Channel, Science Channel, Discovery HD Theater, Animal Planet, The Military Channel, PBS, and Discovery Networks International.  Smith most recently won an Emmy in 2006 for the Discovery Channel’s animated special Before the Dinosaurs.  His other awards for excellence in production and editing include Emmys for the Discovery Channel’s Walking with Prehistoric Beasts and Allosaurus:  A Walking with Dinosaurs Special.  His current projects include the BBC’s Horizon/Big Science Series.  Smith graduated with a Bachelor of Arts from Ohio University.

Since the beginning of the Company’s last fiscal year, there have been no transactions in which the Company was or is to be a participant and the amount involved exceeds the lesser of $120,000 or one percent of the average of the Company's total assets at year-end for the last three completed fiscal years, and in which any of our new directors had or will have a direct or indirect material interest.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

WIZZARD SOFTWARE CORPORATION

Date: _10-4-07___________

 /s/  Christopher J. Spencer

Christopher J. Spencer, Chief Executive

Officer and President